PRESS RELEASE

Magic Reports Second Quarter 2013 Results with Revenues of $34.8 Million, an Increase of 24% Year over Year and Non-GAAP Operating Income of $4.7 Million

Revenues for the first half increased 17% year over year to $68.2 million; Non-GAAP operating income for the first half increased 10% to $9.9 million

Or Yehuda, Israel, August 7, 2013 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the six months and quarter ended June 30, 2013.

Financial Highlights for the Second Quarter Ended June 30, 2013

•	Revenues for the second quarter increased 24% year over year to $34.8 million from $28.0 million.

•	Non-GAAP operating income for the second quarter increased 8% to $4.7 million, compared to $4.3 million in the same period last year. Operating income increased 7% to $4.1 million, compared to $3.8 million in the same period last year.

•	Non-GAAP net income for the second quarter decreased 7% to $3.8 million, compared to $4.1 million in the same period last year. Net income decreased 3% to $3.5 million (or $0.09 per fully diluted share) compared to $3.6 million (or $0.10 per fully diluted share) in the same period last year. The decrease in net income was mainly attributable to an increase in tax expenses recorded for the second quarter.

Financial Highlights for the Six-Month Period Ended June 30, 2013

•	Revenues for the first half of 2013 increased 17% to $68.2 million compared to $58.1 million in the same period last year.

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Non-GAAP operating income for the first half of 2013 increased 10% to $9.9 million compared to $9.0 million in the same period last year; Operating income for the first half of 2013 increased 8% to $8.7 million compared to $8.0 million in the same period last year.

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Non-GAAP net income for the first half of 2013 decreased 7% to $8.0 million compared to $8.6 million in the same period last year. Net income for the first half of 2013 decreased 10% to $7.0 million (or $0.19 per fully diluted share) compared to $7.8 million (or $0.21 per fully diluted share) in the same period last year. The decrease in net income was mainly attributable to tax expenses recorded with respect to utilization of deferred tax assets. In accordance with U.S. generally accepted accounting principles, the Company records deferred tax expenses on utilization of carry-forward tax losses.

•	Operating cash flow for the first half of 2013 totaled approximately $11 million.

•	Total net cash, cash equivalents and short-term investments as of June 30, 2013, amounted to $39.3 million.

Comments of Management

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said, “I am very pleased to report that Magic maintained double-digit growth momentum through the first half of 2013 with strong performance across our products and professional services in all regions. We continue to win new and repeat business and expand our professional service activities, and are happy with the steady improvements in our European and Japanese markets.”

“By helping our customers transition to enterprise mobility and maximize revenues, competitiveness and operational efficiencies through integration of their enterprise systems, Magic is well-positioned to increase the value for our shareholders today and in the future,” added Bernstein.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expense;

•	Unwinding of discounts in connection with liabilities due to acquisitions; and

•	Related tax effects of the above items.

Magic Software’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company’s financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic Software believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic Software’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic Software’s results of operations in conjunction with the corresponding GAAP measures.

Refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

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MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited		Unaudited
Revenues	34,756	28,030	68,170	58,072
Cost of Revenues	20,965	16,101	40,855	33,018
Gross profit	13,791	11,929	27,315	25,054
Research and development, net	919	336	1,802	1,242
Selling, marketing and general and
administrative expenses	8,805	7,790	16,805	15,784
Total operating costs and expenses	9,724	8,126	18,607	17,026
Operating income	4,067	3,803	8,708	8,028
Financial expenses, net	122	234	520	198
Other income, net	-	67	-	67
Income before taxes on income	3,945	3,636	8,188	7,897
Taxes on income	282	23	777	67
Net income	3,663	3,613	7,411	7,830
Change in redeemable non-controlling interests	(122)	-	(142)	-
Net income attributable to non-controlling interests	(60)	(9)	(268)	(15)
Net income attributable to Magic's shareholders	3,481	3,604	7,001	7,815

Net earnings per share
Basic	0.10	0.10	0.19	0.21
Diluted	0.09	0.10	0.19	0.21

Weighted average number of shares used in
computing net earnings per share

Basic	36,722	36,503	36,691	36,458
		.
Diluted	37,243	37,170	37,165	37,170

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MAGIC SOFTWARE ENTERPRISES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP
STATEMENTS OF INCOME FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

GAAP operating income	4,067	3,803	8,708	8,028
Amortization of capitalized software and other intangible assets	1,821	1,471	3,528	2,893
Capitalization of software development	(1,290)	(1,091)	(2,500)	(2,213)
Stock-based compensation	92	143	185	297
Total adjustments to GAAP	623	523	1,213	977
Non-GAAP operating income	4,690	4,326	9,921	9,005

GAAP net income	3,481	3,604	7,001	7,815
Amortization of capitalized software and other intangible assets	1,821	1,471	3,528	2,893
Capitalization of software development	(1,290)	(1,091)	(2,500)	(2,213)
Stock-based compensation	92	143	185	297
Unwinding of discount in connection with liabilities due to acquisitions	8	-	215	-
Amortization expenses attributed to redeemable non-controlling interests	(30)	-	(60)	-
Taxes on the above items	(290)	(63)	(337)	(157)
Total adjustments to GAAP	311	460	1,031	820
Non-GAAP net income	3,792	4,064	8,032	8,635

Non-GAAP basic net earnings per share	0.10	0.11	0.22	0.24
Weighted average number of shares used in
computing basic net earnings per share	36,722	36,503	36,691	36,458

Non-GAAP diluted net earnings per share	0.10	0.11	0.22	0.23
Weighted average number of shares used in
computing diluted net earnings per share	37,293	37,286	37,221	37,293

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MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited	Audited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	38,469	37,744
Available-for-sale marketable securities	866	890
Trade receivables, net	30,048	28,367
Other accounts receivable and prepaid expenses	5,606	6,696
Total current assets	74,989	73,697

LONG-TERM RECEIVABLES:
Severance pay fund	407	351
Other long-term receivables	3,673	2,287
Total long-term receivables	4,080	2,638

PROPERTY AND EQUIPMENT, NET	1,927	1,898
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	80,160	74,721

TOTAL ASSETS	161,156	152,954

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	4,286	4,722
Accrued expenses and other accounts payable	18,100	17,335
Deferred tax liabilities	2,774	3,422
Deferred revenues	9,040	4,160
Total current liabilities	34,200	29,639

NON CURRENT LIABILITIES:
Long term liabilities	1,877	750
Liability due to acquisition activities	1,331	1,192
Accrued severance pay	1,251	1,245
Total non-current liabilities	4,459	3,187

Redeemable non-controlling interest	2,302	1,931

EQUITY:
Magic Shareholders' equity	119,587	117,786
Non-controlling interests	608	411
Total equity	120,195	118,197

TOTAL LIABILITIES AND EQUITY	161,156	152,954

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